Exhibit 99.5

CONFIDENTIAL

IFSAR MAPPING CONTRACT FOR THE CREATION OF LARGE-

SCALE TOPOGRAPHIC BASEMAPS OF SULAWESI

No: S.001/ SPK_PPAI_ITI/ I/ 2024

BY AND BETWEEN:

INTERMAP TECHNOLOGIES CORPORATION “INTERMAP”

400, 3RD AVENUE SW, SUITE 3700, CALGARY,

ALBERTA, CANADA T2P 4H2

WEBSITE: WWW.INTERMAP.COM

AND:

PTPRATAMA PERSADA AIRBORNE “PPAirborne”

WEBSITE: HTTPS://PPAIRBORNE.COM

MENARA MANDIR III BUILDING

JL. JEND. SUDIRMAN, 7 FLOOR, KAV. 54-55

JAKARTA 12190, INDONESIA

A SUBSIDIARY OF:

PT PERUSAHAAN PENGELOLA ASET “PPA”

MENARA MANDIR III BUILDING

JL. JEND. SUDIRMAN, 7-9 FLOOR, KAV. 54-55

JAKARTA 12190, INDONESIA

PHONE: +62 (0) 21 5798 2222

WEBSITE: HTTPS://WWW.PTPPA.COM/

FOR THE CLIENT;

BADAN INFORMASI GEOSPASIAL “BIG”

JL. RAYA JAKARTA- BOGOR KM. 46,

BOGOR, 16911, JAWA BARAT, INDONESIA

PHONE: +62 0218753155

WEBSITE: HTTPS://BIG.GO.ID/

CONFIDENTIAL

1.	OVERVIEW

This agreement is pursuant to, the master Contract between PPAirborne and BIG, PURCHASE ORDER and / or CONTRACT DOCUMENT NUMBER: 22.7/ SPP/ PPKD/ DIGD 1/ UM.07/ 1/ 2024 for “Pengadaan Barang Data Geospasial Dasar dan Peta Rupabumi Indonesia (RBI) Wilayah Darat Skala 1:5.000 Kelas 2 dari Airborne Synthetic Aperture Radar (SAR) dan Citra Sa te lit Resolusi Tinggi (CSRT)” and PURCHASE ORDER and / or CONTRACT DOCUMENT NUMBER: 22.15/ SPP/ PPKD/ DIGD 1/ UM.07/ 1/ 2024 for “Pengadaan Barang Data Geospasial Dasar dan Peta Rupabumi Indonesia (RBI) Wilayah Darat Skala 1:5.000 Kelas 3 dari Airborne Synthetic Aperture Radar (SAR) dan Citra Satelit Resolusi Tinggi (CSRT)” “The Contract” as agreed ofdate Monday, January 23, 2024. Any amendments impacting the aforementioned Contract will require mutual written consent.

INTERMAP charges lump-sum rates and bears all associated costs to deliver finished data products. INTERMAP also manages all of our own staff and infrastructure; including but not limited to facilities, hardware, software, and staff.

This agreement is pursuant to the master Contract between PPAirborne and BIG, called “The Contract”, as agreed of date Thursday, January 25, 2024. Any amendments impacting the aforementioned Contract will require by mutual written consent.

2.	PRICING

The following rate is agreed as of Thursday, January 25, 2024                                                                                                 . INTERMAP bears no bank fees, no bid bonds, no security deposits, no performance guarantees, no value-added taxes (VAT), no goods-and-services taxes (GST), nor any other imposed duties and fees not disclosed prior to this agreement.

ITEM:	IFSARDEM, ORI, and Feature Products for Sulawesi
AREA:	185,517 square kilometers (km2)
TOTAL PRICE:	296,409,832,633 Indonesian Rupiah

3.	TERMS AND CONDITION

3.1	Commitment Payment

20% down payment, for Preparation, Mobilization and Administration payment is required back-to-back from BIG payment to PPA upon the signing of the Contract. INTERMAP will begin collection once permits, and the Preparation, Mobilization and Administration Payment are received. Mobilization will occur once all permits and clearances have been issued.

3.2	Timing

INTERMAP will provide the deliverable goods according to the Contract schedule.

4.	DELIVERABLES

Per the Contract, for reference, deliverable goods shall be:

4.1	Basic Geospatial Data

●	Cloud-free X-band airborne SAR Orthorectified Radar Imagery (X-ORI) with resolution = 0.25 meters

●	Polarimetric P-band airborne SAR Orthorectified Radar Imagery (P-ORI) with resolution = 0.85 meters

●	Colorized X-band airborne SAR Orthorectified Radar Imagery (CORI) with resolution = 0.50 meters

●	Digital Surface Model (DSM) with spatial resolution = 0.50 meters

●	Digital Terra in Model (DTM) with spatial resolution = 1.0 meters

CONFIDENTIAL

4.2	FEATURE PRODUCT ELEMENTS

Vector feature products completed to BIG’s 1:5,000 map sheet specifications;

a)	Contour products

b)	Hydrology feature products

c)	Transportation feature products

d)	Utilities feature products

e)	Built-environment feature (buildings, cultural areas) products

f)	Land cover feature products

g)	Administrative Boundaries

h)	Topographic Names

4.4	TRAINING

INTERMAP’s training for select government staff as nominated by BIG will be focused on feature interpretation and extraction techniques for IFSAR data analysis and interpretation. There will be as reflected in the Contract;

●	Training Manual and Course Notes

●	INTERMAP Product Handbook

●	Sample Data Sets

●	Computers (laptops or workstations)

●	INTERMAP staff travel and accommodations.

Course contents include;

●	Introduction / IFSAR Theory: Introduction to INTERMAP and IFSAR fundamentals and theory of operations, collection, processing, and validation.

●	Image Interpretation: Radar Imagery Phenomenology: Practical and real-world examples of unique radar characteristics

●	Applications of IFSAR: Overview of processing for topographic elements

5.	TAXES

The above price is net of VAT at 11% and maybe subject to SST, which are expected to be deducted at the source and paid by the Indonesian Government and/or PPA on behalf of INTERMAP. In the event of taxable SST, the amount shall be paid by PPA and refunded to Intermap. INTERMAP shall be responsible for any of the Company’s income taxes. The Parties acknowledge that INTERMAP is a U.S. corporation entitled to the benefits of the Treaty on the Avoidance of Double Taxation between the USA and Indonesia. INTERMAP agrees to provide a certificate of residency issued by the Internal Revenue Service and/or any other documentation that may reasonably request in support of any tax filings that may be required to make in connection with payment to INTERMAP of the sale price. INTERMAP will be responsible for any tax payments required to the U.S. Government in accordance with relevant tax treaties.

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6.	SUBCONTRACTOR

INTERMAP creates vector feature products from our radar imagery (ORI), digital elevation models (DEMs) and other ancillary inputs. The data are produced to the Indonesian Government’s Basic Geospatial Data 1:5,000 scale Second Class (Class 2) and Third Class (Class 3) specifications. INTERMAP will subcontract                                                                                         for ground control, field checks, survey data (administrative boundaries and toponyms), and finalizing the geodatabase, subject to the terms of an agreement. Subject to additional amended terms and conditions regarding subcontractors. PPA may pay                                directly at their sole discretion.

7.	WORK AND RESPONSIBILITIES

INTERMAP will;

●	Conduct the airborne IFSAR survey and will produce imagery and elevation data, including derivative products. All IFSAR aircraft operational expenses will be the direct responsibility of INTERMAP, with the support of third parties as required for operations.

●	INTERMAP will be responsible for the costs of importation of its aircraft and associated aircraft equipment. Importation includes the payment and management of any importation bonds. Fees to secure permits and clearances will be the responsibility of INTERMAP but shall exclude costs incurred by PPAirborne securing the permits and clearances. INTERMAP will provide the necessary documentation and paperwork to secure the permits, however, ultimate responsibility for all the necessary aviation permits required to enter Indonesia and execute the Project, including civil operating permits, military clearances, and flight permits, shall be upon PPAirborne.

●	Oversee the ground control and verification surveys by specifying the locations, processing, and quality control of all required survey points. Third-party Subcontractors will conduct the ground control and verification surveys at INTERMAP’s expense which will include the GPS surveys, placements, and maintenance of all radar reflectors. The ground control work will include supplying labor, logistics, transportation, material, and equipment.

●	Provide its own facilities, including all of its own hardware and software necessary to complete this objective;

●	Provide the items listed in section 4.4 for Training

PPAirborne will;

●	Project reporting (aside from INTERMAP project reports);

●	Provide support to apply for and obtain the necessary permits and visas (at INTERMAP’s expense);

●	Provide the organization of all BIG staff attendance for training events.

●	Provide anything needed for Administration and legal action including to organize anything needed for all deliverables as requested by the Contract from BIG

8.	TERMS AND CONDITIONS

Further terms, conditions, representations, and warranties are as outlined in Schedule A.

CONFIDENTIAL

INTERMAP TECHNOLOGIES INC., by:	PTPRATAMAPERSADAAIRBORNE, by:

Name: Patrick Blott	Name: Nugraha Indrakusumah

Date: 23 January 2024	Date: 23 January 2024

Signature: Signed “Patrick Blott”	Signature: Signed “Nugraha Indrakusumah”

CONFIDENTIAL

SCHEDULE A

1.	CONFIDENTIAL INFORMATION

As used herein, “Confidential Information” shall mean any and all information provided by either Party to the other, including, without limitation;

(i)	patents and patent applications,
(ii)	trade secrets,
(iii)	the existence and status of Discloser’s and Recipient’s discussions regarding one or more relationships, and
(iv)	proprietary information, including, without limitation, geospatial data, ideas, samples, techniques, sketches, drawings, works of authorship, models, inventions, know-how, processes, apparatuses, equipment, algorithms, software programs, code, software source documents, and formulae related to the current, future, and proposed products and services of each of the parties, and including, without limitation, their respective information concerning research, experimental work, development, design details and specifications, engineering, financial information, procurement requirements, purchasing, manufacturing, customer lists, investors, employees, business and Contractual relationships, business forecasts, sales and merchandising, marketing plans and information the Discloser provides regarding third parties.

Confidential Information does not include information that:

●	is in the Recipient’s possession at the time of disclosure;
●	is or becomes publicly known or available not as a result of any action or inaction of Recipient; or
●	is approved for release by written authorization of the Discloser. If only a portion of the Confidential Information falls under one or more of the exceptions set forth in the preceding sentence, then only that portion shall be excluded from the restrictions, duties and limitations imposed by to this Agreement.

Confidential Information need not be marked confidential to be considered Confidential Information, but any information specifically marked as “Confidential” or “Proprietary” will be treated as Confidential Information.

This Agreement does not grant to either Party any property rights, by license or otherwise, to any Confidential Information of the Discloser, or to any invention or any patent, copyright, trademark, or other intellectual property right based on such Confidential Information.

2.	LICENSES

Each Party warrants that it is duly authorized and licensed by all relevant authorities to enter and to perform this Agreement. Each Party warrants that it has made and will make a ll required reports and disclosures to any applicable agency thereof with respect to this Agreement or any activity undertaken in connection with this Agreement.

3.	ACTIONS OF PERSONNEL

Each Party is separately liable for the actions of their personnel or equipment and certify that they carry insurance protection which is appropriate for the activities performed.

4.	INSURANCE

Each Party shall, at its own expense, effect and maintain accident and injury insurance for all personnel employed by it for the execution of the work and shall keep the other Party free from any claim for compensation for any accident and/or injury. Each Party shall, at its own expense, ensure the equipment, materials, and facilities to be used under the Agreement, and maintain insurance for full value against flood, loss, damage, and fire. The Parties shall use their collective best efforts to obtain insurance for this Contract to cover specific performance and Force Majeure.

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5.	OTHER PENALTIES

The Parties agree that PPA and the Indonesian Government shall be responsible for supporting INTERMAP for obtaining all necessary permits and security clearances required for performance under the Agreement. It is also agreed and understood that INTERMAP shall not be responsible for any delays, nor any associated penalties relating to the delay or cancellation of the Project resulting from the failure to secure necessary operating permits on a timely basis by the Indonesian Government. If project delays occur outside of INTERMAP’s control, then PPA shall dispute the penalties with support from INTERMAP. Both parties shall share in penalties proportionally, with all attempts to avoid penalties made by both parties.

6.	TERMINATION

Either Party may terminate this Agreement forthwith by giving the other Party written notice to that effect, upon occurrence of any of the following events or as outlined in the contract.

Liquidation or insolvency of the other Party the appointment of any trustee, receiver, or liquidator for substantially all the assets of the business of the other Party;

Default or Material Breach – in the case of default by the other Party by failing or refusing to perform a material obligation under the Agreement and that Party, after receipt of written notice stating the details of such de fault, does not, within 30 (thirty) days after receipt of such notice, remedy such failure.

Force Majeure – if an event of Force Majeure, as defined below, continues for more than 3 (three) consecutive months after notice of such Event is given and if said Event has rendered impossible the performance of the Agreement by a Party. If this Agreement is terminated due to an Event of Force Majeure, then the Parties shall meet to agree to appropriate compensation for work then done by INTERMAP, failing which the matter shall be referred to arbitration pursuant to this Agreement. “Events of Force Majeure” shall mean any of, and limited to, the following circumstances:

I.	Acts of God

II.	Expropriation, confiscation or requisitioning of facilities or compliance with any order, directive or request of any governmental authority or persons purporting to act therefore which materially and adversely affects to a degree not presently existing the supply, availability, or use of materials

III.	Acts or inaction on the part of the governmental authorities or persons purporting to act therefore which materially and adversely affects the ability of INTERMAP to produce and deliver

IV.	Acts of war or the public enemy whether war be declared or not

V.	Public disorders, insurrection, rebellion, sabotage, riots, or violent demonstrations

VI.	Explosions, fires , floods, earthquakes, lightning, hail, inclement weather

VII.	Strikes or other labor unrest whether direct or indirect, lawful, or unlawful; or conditions or other natural

VIII.	Any circumstances, whether of the class or kind specifically named above, not within the reasonable control of the Party affected, including licenses, permissions, or registrations from domestic or foreign government or tax authorities, and which, despite the calamities;

IX.	exercise of reasonable diligence, said Party is unable to prevent, avoid or remove.

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Notice of Force Majeure

Promptly following the date of commencement of any Event of Force Majeure, the Party desiring to invoke such Event of Force Majeure as a cause for delay in the performance of any obligation hereunder shall advise the other Party in writing of such date and the nature of such Event of Force Majeure. Within a reasonable time following the date of termination of such Event of Force Majeure, the Party having invoked such Event of Force Majeure as a cause for such delay shall submit to the other Party reasonable proof of the nature of such delay. The Parties shall thereupon consult with one another concerning the effect of such delay and shall agree on an equitable adjustment to consider such effect. Both Parties shall make all reasonable efforts to prevent and reduce to a minimum and mitigate the effect of any delay occasioned by any Event of Force Majeure.

Other Reason

If this Contract is terminated for any reason other than the occurrence of an Event of Force Majeure, then the Parties shall meet to agree to appropriate compensation for work then done, failing which the matter shall be referred to arbitration pursuant to this Agreement. Notwithstanding the forgoing, the Parties agree that the remedies provided for by law for breach of Contract shall survive termination of this Agreement.

7.	ASSIGNMENT AND SUBCONTRACTING

This Agreement may be assigned with the prior written approval of the other Party, such consent not to be unreasonably withheld, as required to execute this Contract. This agreement may be assigned internally without prior consent.

8.	NO REVERSE ENGINEERING

Each of the parties agrees that it will not copy, modify, reverse engineer, decompile, derive the composition or underlying information structure, create other works from, or disassemble any Confidential Information of the other Party.

9.	BINDING EFFECT

The obligations contained in this Agreement shall bind the Parties during the term of this Agreement and shall also continue to bind the Parties after the Agreement is terminated.

10.	LIMITATION OF LIABILITY, CONSEQUENTIAL DAMAGES

Neither Party shall be held liable for any indirect or consequential damages in connection with or a rising out of this Agreement, including but not limited to the loss of use, revenue, or profit. In addition, INTERMAP shall have no liability to the Indonesian Government by reason of any defect in the Deliverables.

In no event shall INTERMAP be liable for any claim, liability, damages, or loss , including, without limitation, for any compensatory, incidental, direct, indirect, special, consequential, or exemplary damages or other damages resulting from the use or inability to use the Deliverables , irrespective of whether INTERMAP was informed, knew or should have known of the likelihood of such damages.

11.	INDEMNIFICATION

INTERMAP shall defend, indemnify, and hold harmless PPAirborne and BIG for any third-party claim made against PPAirborne and BIG on the grounds that the Deliverables by themselves infringe on any intellectual property rights of a third-party.

PPAirborne and BIG shall defend, indemnify, and hold harmless INTERMAP for any third-party claim made against INTERMAP which alleges conduct that would be a breach of this Agreement, or for any other product liability, breach of warranty, or other misconduct by PPAirborne and BIG.

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PPAirborne and BIG shall promptly notify INTERMAP of:

a)	any claim, allegation, or notification of which PPAirborne and BIG has knowledge, that the Deliverables may or will infringe the intellectual property rights of any other party;

b)	any determination, discovery, or notification that any party is or maybe infringing the intellectual property rights of INTERMAP; and

c)	any actual or threatened breach of any license term of which PPAirborne and BIG becomes aware. PPAirborne and BIG shall provide INTERMAP with reasonable assistance in policing and enforcing INTERMAP’s intellectual property rights under the provisions of the licensing terms.

12.	APPLICABLE LAW

This Agreement shall be governed by and construed in accordance with the jurisdiction of INDONESIA and the Parties hereto agree to adhere to the jurisdiction of the courts of INDONESIA. Any dispute resolution process in connection with this agreement or the Project shall take place in INDONESIA.

13.	DISPUTES

I.	Amicable Settlement

All disputes, controversies or differences that may arise between the Parties in relation to or arising out of this Agreement shall to the extent possible be settled amicably by negotiation and discussion by the Parties.

II.	Arbitration

Any dispute not settled by amicable agreement shall be finally settled by arbitration under the Rules of Conciliation and Arbitration of the International Chamber of Commerce, which arbitration shall be conducted in the English language in INDONESIA. Arbitration shall be conducted before a panel of 3 (three) arbitrators or, if the Parties shall so agree within 30 (thirty) days after either Party shall give the other notice of commencement of arbitration proceedings, before a single arbitrator. If the Parties agree on a single arbitrator, the Parties shall select the arbitrator within 60 (sixty) days after either Party shall give the other notice of commencement of arbitration proceedings. If agreement cannot be reached as to the single arbitrator, the arbitration shall be conducted before a panel of 3 (three) arbitrators. In the case of any arbitration to be conducted before a panel of 3 (three) arbitrators, each of the Parties shall select 1 (one) arbitrator within 90 (ninety) days after either Party shall give the other notice of commencement of arbitration proceedings. Should either Party not appoint its arbitrator in this period, the other Party may have such an arbitrator appointed by the International Chamber of Commerce. The arbitrators as here in above selected shall select the third arbitrator who shall act as Chairman. If the arbitrators do not agree on the selection of a chairman within 30 (thirty) days from the appointment of the second of the 2 (two) arbitrators, then the Chairman shall be selected upon request of the Party commencing the arbitration by the International Chamber of Commerce. The award rendered shall apportion the costs of the arbitration.

III.	Award to be Final and Conclusive

The award rendered in any arbitration commenced hereunder shall be final and conclusive and judgment thereon may be entered in any court having jurisdiction for its enforcement. Both Parties agree that neither Party should appeal to any court the decision of the arbitrators. In addition, both Parties agree that neither Party shall have any right to commence or maintain any suit or legal proceeding concerning a dispute hereunder until the dispute has been determined in accordance with an arbitration provided for he re in and then only for enforcement of the award rendered in such arbitration.

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IV.	Continuing Obligations

Pending settlement of any dispute, the Parties shall abide by the ir obligations hereunder without prejudice to a final adjustment in accordance with an award rendered in an arbitration settling such dispute and shall only hold back disputed sums.

14.	SEVERABILITY

The validity of the remaining articles , sections, provisions, terms, and parts of this Agreement shall not be affected by a court, administrative board or other proceeding of competent jurisdiction deciding that an article, section, provision, term, or part of this Agreement is illegal, unenforceable, in conflict with any law or contrary to public policy

15.	RELATIONSHIP OF THE PARTIES

The Parties are independent Contractors. Neither Party shall act in a manner which expresses or implies a relationship other than that of independent Contractor, nor bind the other Party. The Parties acknowledge and confirm that this agreement does not create a partners hip between the Parties , and that the Parties do not have the right or power to commit each other to any rights, obligations, or liabilities.

16.	ENTIRE AGREEMENT; MODIFICATIONS

This Agreement and any such Attachments or Appendices hereto constitute the entire agreement between the Parties. All previous documents, undertakings, and agreements, whether verbal, written or otherwise, between the Parties concerning the subject matter of this Agreement are here by cancelled and shall not affect or modify any of the terms or obligations set forth in this Agreement, except as the same may be made part of this Agreement in accordance with its terms, including the terms of any of the Appendices, with exception to the terms of the Non-Disclosure Agreement dated September 7th, 2020, and the Letter of Intent, dated November 14th, 2023, which are incorporated he re in by reference.

No modifications of this Agreement or the said Appendices shall be made except by written agreement between the Parties , except as eighth rwise expressly provided in this Agreement.

17.	INTELLECTUAL PROPERTY

INTERMAP retains ownership of the Services to produce all Data and all portions thereof, including all rights under copyright law, trademark law, patent law, trade secret law, and all other forms of proprietary and intellectual property protection; and such Data and/or Services will continue to be subject to the provisions of this Contract, even if INTERMAP expressly authorizes Customer to: (a) modify, merge, incorporate, or combine the Data, or any portion thereof, into any software or other data, or (b) convert or translate the Data into another data format.

18.	MISCELLANEOUS

Languages

The official text of this Agreement and all documents, notices, waivers, and all other communications written or otherwise between the Parties in connection with this Agreement shall be in the English and Indonesian languages. Where documents are compiled in bilingual form, the English language version shall take precedence for interpretation.

Press Releases and Announcements

Either Party to this Agreement may issue a press release or make a public announcement regarding the existence of this Agreement or the Contract. Either Party may make public disclosures as required by applicable law or regulations. The Parties agree to collaborate where possible on such disclosure.

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Waiver

The failure of either Partyto insist upon strict adherence to anyterm of this Agreement on any occasion shall not be considered as a waiver of any right thereafter to insist upon strict adherence to that term or any other terms within. Any waiver must be made in writing.

Notices

All notices required to be given under this Agreement by PPAirborne to INTERMAP shall be in writing and addressed to INTERMAP at the address given below or at such address as it may from time to time notify, and all notices required to be given under this Agreement by INTERMAP to PPAirborne shall be in writing and addressed to PPAirborne at the address given below or at such other address as it may from time to time notify:

Intermap Technologies Inc.

385 Inverness Pkwy, Suite 105

Englewood, CO 80112, USA

PT. Pratama Persada Airborne

Menara Mandiri II Building

JL. Jend. Sudirman, 7 floor, kav. 54-55

Jakarta 12190, INDONESIA

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